UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4 to
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
VERTRUE INCORPORATED
(Name of the Issuer)
Vertrue Incorporated
Gary A. Johnson
Velo Holdings Inc.
Velo Acquisition Inc.
One Equity Partners II, L.P.
Rho Ventures V, L.P.
Rho Ventures V Affiliates, L.L.C.
Brencourt Advisors, L.L.C.
Brencourt Credit Opportunities Master, Ltd.
Brencourt BD, L.L.C.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92534N101
(CUSIP Number of Class of Securities)
James B. Duffy
Secretary
Vertrue Incorporated
20 Glover Avenue
Norwalk, Connecticut 06850
(203) 324-7635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
Copies to:

Keith A. Pagnani, Esq.	Carmen J. Romano, Esq.	Robert J. Lichtenstein, Esq.	Michael Palmer
Sullivan & Cromwell LLP	Derek M. Winokur, Esq.	Justin W. Chairman, Esq.	c/o Brencourt
125 Broad Street	Dechert LLP	Morgan, Lewis & Bockius LLP	Advisors, LLC
New York, NY 10004	Circa Centre	1701 Market Street	600 Lexington Avenue
(212) 558-4000	2929 Arch Street, 4 th Floor	Philadelphia, PA	8 thFloor
	Philadelphia, PA 19104	19103-2921	New York, NY 10022
	(215) 994-4000	(215) 963-5061	(212) 313-9700
This statement is filed in connection with (check the appropriate box):
a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer

d. ☐	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$552,111,322.92	$16,949.82

* Calculated solely for purposes of determining the filing fee. The transaction value was determined upon the sum of (a) $50.00 per share of 9,820,046 shares of Vertrue common stock, par value $0.01 per share (the “Common Stock”); (b) $50.00 minus the weighted average exercise price of $25.8346 per share of outstanding options to purchase 2,516,777 shares of the Common Stock; and (c) $50.00 per share of restricted stock of 7,802 shares of the Common Stock.
**The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,320.60	Filing Party: Vertrue Incorporated
Form or Registration No.: Schedule 14A	Date Filed: May 1, 2007

Amount Previously Paid: $629.22	Filing Party: Vertrue Incorporated
Form or Registration No.: Schedule 13E-3	Date Filed: July 31, 2007

Item 15. Additional Information
Item 16. Exhibits
SIGNATURES

INTRODUCTION
     This Amendment No. 4 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto, first filed on May 1, 2007 and as amended by Amendment No. 1, filed on May 30, 2007, Amendment No. 2, filed on June 12, 2007, and Amendment No. 3, filed on July 31, 2007 (as amended, the “Transaction Statement”), is being filed by: (1) Vertrue Incorporated, a Delaware corporation (“Vertrue”), the issuer of the common stock, par value $0.01 per share (the “Common Stock”), which is subject to the Rule 13e-3 transaction, (2) Gary A. Johnson, an individual and a director and the Chief Executive Officer of Vertrue, (3) Velo Holdings Inc., a Delaware corporation (“Parent”), (4) Velo Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (5) One Equity Partners II L.P., a Cayman Islands exempted limited partnership (“OEP”), (6) Rho Ventures V, L.P., a Delaware limited partnership (“Rho Ventures V”), (7) Rho Ventures V, Affiliates, L.L.C., a Delaware limited liability company (together with Rho Ventures V, “Rho Ventures”), (8) Brencourt Advisors, L.L.C., a Delaware limited liability company (“Brencourt”), (9) Brencourt Credit Opportunities Master, Ltd., a Bermuda mutual fund company (“BCBA”) and (10) Brencourt BD, L.L.C., a Delaware limited liability company (together with Brencourt and BCBA, “Brencourt Parties”). Vertrue, Gary A. Johnson, Parent, Merger Sub, OEP, Rho Ventures and Brencourt Parties are hereinafter referred to, collectively, as the “Filing Persons”.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

Item 15. Additional Information
Regulation M-A Item 1011
Item 15(b) is hereby amended and supplemented as follows:
     On August 15, 2007, at a special meeting of Vertrue’s shareholders, Vertrue’s shareholders voted to adopt the Agreement and Plan of Merger, dated as of March 22, 2007, by and among Vertrue, Parent and Merger Sub, as amended by the Amendment to the Agreement and Plan of Merger, dated as of July 18, 2007 (as amended, the “Merger Agreement”).
     On August 16, 2007, Vertrue filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into Vertrue, with Vertrue continuing as the surviving corporation (the “Merger”). As a result of the Merger, Vertrue became a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, (i) each share of the Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware General Corporation Law and shares owned by Parent, Merger Sub or Vertrue or any other direct or indirect wholly owned subsidiary of Parent or Vertrue) were converted into the right to receive $50.00 in cash, without interest and less any applicable withholding tax, (ii) each outstanding option to purchase the Common Stock, vested or unvested, was cancelled and only entitle the holder of such option to receive a cash payment equal to the total number of shares of the Common Stock subject to such option immediately prior to the effective time of the Merger multiplied by the amount (if any) by which $50.00 exceeds the option exercise price, without interest and less any applicable withholding taxes, (iii) each outstanding share of restricted stock of Vertrue was cancelled and only entitle the holder of such restricted stock to receive a cash payment of $50.00, without interest and less any applicable withholding taxes. In connection with the Merger, Gary A. Johnson contributed $20 million in value of his shares of the Common Stock to Parent.
     Vertrue will file a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under Securities Exchange Act of 1934, as amended.
Item 16. Exhibits
Regulation M-A Item 1016
Item 16 is amended and supplemented by the addition of the following exhibits thereto:
(a)(6) Press Release, dated August 15, 2007, incorporated herein by reference to the Current Report on Form 8-K filed by Vertrue Incorporated with the Securities and Exchange Commission on August 15, 2007.

(a)(7) Press Release, dated August 16, 2007, incorporated herein by reference to the Current Report on Form 8-K filed by Vertrue Incorporated with the Securities and Exchange Commission on August 16, 2007.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2007

VERTRUE INCORPORATED

By:	/s/ George W. M. Thomas

Name: George W. M. Thomas
Title: Senior Vice President, General Counsel

Gary A. Johnson

Gary A. Johnson

VELO HOLDINGS INC.

By:	/s/ Daniel Selmonosky

Name: Daniel Selmonosky
Title: President

VELO ACQUISITION INC.

By:	/s/ Daniel Selmonosky

Name: Daniel Selmonosky
Title: President

ONE EQUITY PARTNERS II, L.P.

By:	OEP General Partner II, L.P., its General Partner
By:	OEP Holding Corporation, its General Partner

By:	/s/ Daniel Selmonosky

Name: Daniel Selmonosky
Title: Managing Director

RHO VENTURES V, L.P.

By:	RMV V, L.L.C., its General Partner
By:	Rho Capital Partners L.L.C, its Managing Member

By:	/s/ Jeff Martin

Name: Jeff Martin, as Attorney-in-Fact

RHO VENTURES V AFFILIATES, L.L.C.

By:	RMV V, L.L.C., its General Partner
By:	Rho Capital Partners L.L.C., its Managing Member

By:	/s/ Jeff Martin

Name: Jeff Martin, as Attorney-in-Fact

BRENCOURT ADVISORS, L.L.C.

By:	/s/ Michael Palmer

Name: Michael Palmer
Title: Chief Financial Officer

BRENCOURT CREDIT OPPORTUNITIES MASTER, LTD.

By:	Brencourt Advisors, L.L.C., its investment advisor

By:	/s/ Michael Palmer

Name: Michael Palmer
Title: Chief Financial Officer

BRENCOURT BD, L.L.C.

By:	Brencourt Advisors, L.L.C., its investment advisor

By:	/s/ Michael Palmer

Name: Michael Palmer
Title: Chief Financial Officer

Exhibit Index

(a)(1)	Letter to Stockholders of Vertrue Incorporated, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Vertrue Incorporated with the Securities and Exchange Commission on June 12, 2007 (the “Definitive Proxy”).

(a)(2)	Notice of Special Meeting of Stockholders of Vertrue Incorporated, incorporated herein by reference to the Definitive Proxy.

(a)(3)	Definitive Proxy Statement of Vertrue Incorporated, incorporated herein by reference to the Definitive Proxy.

(a)(4)	Supplement to Proxy Statement on Schedule 14A, filed by Vertrue Incorporated with the Securities and Exchange Commission on July 31, 2007 (“Proxy Supplement”).

(a)(5)	Letter to Stockholders of Vertrue Incorporated, incorporated herein by reference to the Proxy Supplement.

(a)(6)	Press Release, dated August 15, 2007, incorporated herein by reference to the Current Report on Form 8-K filed by Vertrue Incorporated with the Securities and Exchange Commission on August 15, 2007.

(a)(7)	Press Release, dated August 16, 2007, incorporated herein by reference to the Current Report on Form 8-K filed by Vertrue Incorporated with the Securities and Exchange Commission on August 16, 2007.

(b)(1)	Debt Commitment Letter, dated March 22, 2007, to Velo Holdings Inc., from Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Lehman Brothers Inc., JP Morgan Securities Inc. and JPMorgan Chase Bank, NA. *

(c)(1)	Fairness Opinion of FTN Midwest Securities Corp., dated as of March 21, 2007, incorporated herein by reference to the Proxy Statement.

(c)(2)	Fairness Opinion of Jefferies Broadview, dated as of March 20, 2007, incorporated herein by reference to the Proxy Statement.

(c)(3)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated February 12, 2007. *

(c)(4)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007. *

(c)(5)	Presentation of Jefferies Broadview to the Special Committee of the Board of Directors of Vertrue Incorporated, dated March 20, 2007. *

(c)(6)	Fairness Opinion of FTN Midwest Securities Corp., dated as of July 18, 2007, incorporated herein by reference to Annex B of the Proxy Supplement.

(c)(7)	Fairness Opinion of Jefferies Broadview, dated as of July 18, 2007, incorporated herein by reference to Annex C of the Proxy Supplement.

*	Previously filed.

(c)(8)	Presentation of FTN Midwest Securities Corp. to the Special Committee of the Board of Directors Vertrue Incorporated, dated July 17, 2007. *

(c)(9)	Presentation of Jefferies Broadview to the Board of Directors of Vertrue Incorporated, dated as of July 17, 2007. *

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2007, among Vertrue Incorporated, Velo Holdings Inc. and Velo Acquisition Inc., incorporated herein by reference to the Proxy Statement.

(d)(2)	Rollover and Voting Commitment Letter, dated March 22, 2007, to Velo Holdings Inc. from Gary A. Johnson. *

(d)(3)	Amendment to the Agreement and Plan of Merger, dated as of July 18, 2007, among Vertrue Incorporated, Velo Holdings Inc. and Velo Acquisition Inc., incorporated herein by reference to Annex A of the Proxy Supplement.

(d)(4)	Agreement, dated as of July 18, 2007, between Brencourt Advisors, L.L.C. and Velo Holdings Inc. *

(d)(5)	Amendment to the Rollover and Voting Commitment Letter, dated July 18, 2007, between Velo Holdings Inc. and Gary A. Johnson. *

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex D of the Proxy Statement.

(g)	None.

*	Previously filed.